VENZA GOLD CORP.
Suite 610, 1100 Melville Street
Vancouver, British Columbia, Canada V6E 4A6
Tel: (604) 306-2525

September 11, 2012

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC  20549

Attention:   Adam Turk

Dear Sirs/Mesdames:

Re:	Venza Gold Corp. (the “Company”) - Registration Statement on Form S-1 - 333-182059

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form S-1 to 5:30 p.m. (Eastern Standard Time) on September 11, 2012, or as soon thereafter as is practicable.

In connection with the Company’s request for acceleration of the effective date of its Registration Statement on Form S-1, the Company acknowledges that:

(a)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  Please call with any questions.

Very truly yours,

VENZA GOLD CORP.

/s/ Ralph Biggar

Ralph Biggar
President and Director